[Husch Blackwell LLP Letterhead]

August 14, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz

Re:	Tortoise MLP Fund, Inc. (the “Company”)
File Numbers 811-22409 and 333-209943

To the Commission:

On May 23, 2017, the Company filed with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to its shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  The Company received oral comments from Edward P. Bartz of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company’s response to those comments.   The Company has simultaneously filed another post-effective amendment to the Registration Statement to respond to the comments and update the registration statement for the passage of time.

 The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Prospectus

Cover Page

1.             Comment:       The heading of the cover page indicates that the Company may offer debt securities.  Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of debt securities unless the debt will rank senior in priority to other outstanding debt of the Company.

Response:       The Company hereby represents that it will not use the term “senior” with respect to future offerings of debt unless the debt is senior in priority to other outstanding debt of the Company

2.             Comment:       Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response:       The Company hereby confirms that concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Prospectus Summary – Investment Adviser (page 2)

3.             Comment:       Revise disclosure to explain what is meant by “essential assets investing, including the energy value chain” so it is clear to investors.

Response:       The disclosure has been revised accordingly.

Prospectus Summary – Company Risks – Hedging Strategy Risk (page 6)

4.              Comment:      Please explain to us how the Company’s derivative investments are valued for purposes of the Company’s policy of investing at least 80% of its total assets in the securities of energy infrastructure MLPs, and confirm to us that the notional value of the Company’s derivative investments is not used for purposes of calculating compliance with this 80% policy.

In addition, please explain to us how the Company’s derivatives are valued for purposes of calculating Managed Assets, which are used to calculate the Management Fee as disclosed in the fee table, and confirm to us that the notional value of the Company’s derivatives is not used for purposes of calculating Managed Assets.

Response:       The Company’s derivative instruments are valued by a third party valuation firm for purposes of the Company’s 80% policy and for purposes of calculating Managed Assets.  Notional value is not used for purposes of calculating compliance with the Company’s 80% policy or for purposes of calculating Managed Assets.

Summary of Company Expenses (page 17)

6.          Comment:          In the “Stockholder Transaction Expense” table, in the third line item is “Dividend Reinvestment Plan Expenses”.  The $15 transaction fee disclosed on page 93 in prospectus that should be added to the table here pursuant to Form N-2, Item 3, Instruction 4.

Response:       The disclosure has been revised accordingly.

Accounting Comments

7.             Comment:       In the Financial Highlights on page 20, under the first column, the year ended November 30, 2016, the Net Asset Value shown is $18.35 and should be $18.65.

Response:       The disclosure has been revised accordingly.

8.             Comment:       In the Financial Highlights on page 20, under the first column, the “Portfolio Turnover Rate” is 17.54% and it should be 35.47%

Response:       The disclosure has been revised accordingly.

9.             Comment:       In Available Information on page 133, the reference to the most recent shareholder report filed with the SEC should be for the fiscal year ended November 30, 2016, not November 30, 2015.

Response:       The disclosure has been revised accordingly.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As you are aware, the Company would like to have the Registration Statement declared effective as soon as possible. Please feel free to contact the undersigned at 816-983-8299 or Steve Carman at 512-370-3451 should you have any questions or concerns.

Sincerely,

/s/ Tracy D. Mackey

Tracy D. Mackey

cc: Steven F. Carman